FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EMPRESAS ICA, S.A.B. de C.V.

EXTRAORDINARY SHAREHOLDERS’ MEETING CALL

In accordance with articles 182, 183, 186, and 187 of the Mexican Corporations Law (Ley General de Sociedades Mercantiles), article 53 of the Mexican Securities Law (Ley del Mercado de Valores) and articles Forty-seven, Fifty and Fifty-two of the Bylaws of the Company, the Board of Directors of Empresas ICA, S.A.B. de C.V. calls the Company’s stockholders to attend an Extraordinary General Shareholders’ Meeting that will take place, in the first call, on August 30, 2007 at 11:00am, at Minería 130, Colonia Escandón, C.P. 11800, Mexico City, Mexico, to consider the matters included in the following:

Agenda

I.

Discussion and, in the event, approval of a proposal to increase the variable part of the capital stock, by means of the issuance of unsubscribed shares through a public offering, in accordance to the article 53 of the Mexican Securities Law and article Seven of the corporate bylaws, subject to the approval of and any conditions established by the National Banking and Securities Commission.

II.	Discussion and, in the event, approval of a proposal to carry out a primary public offering of shares in the Mexican and foreign stock markets.
III.

Discussion and, in the event, approval of a proposal for the designation of authorized persons and the granting to them of general powers to carry out the resolutions, if any, adopted by the shareholders’ meeting, as well as for the designation of special delegates to carry out and formalize the resolutions, if any, which it adopts.

THE INCREASE IN THE VARIABLE PART OF THE CAPITAL STOCK REFERRED TO IN THE FIRST ITEM ON THE AGENDA WILL BE CARRIED OUT IN ACCORDANCE WITH ARTICLE 53 OF THE MEXICAN SECURITIES LAW. IN THIS REGARD, SHAREHOLDERS WILL NOT HAVE THE PREFERENTIAL RIGHT OF SUBSCRIPTION ESTABLISHED BY ARTICLE 132 OF THE MEXICAN CORPORATION LAW AND ARTICLE SEVEN, SECTION I) OF THE BYLAWS.

Stockholders who are registered in the Company’s Share Registry as owners of one or more shares shall be allowed into the meeting. In order for stockholders registered in the Company’s share registry to have a right to attend the meeting they shall: (i) deposit their shares in a Mexican institution authorized for the deposit of securities or leave them in the possession of the Secretary of the Board in his offices at the corporate domicile or in any credit institution in the country or abroad; and (ii) adequately prove to the Secretary of the Board of Directors, in his judgment, or to such person as he designates, that the corresponding stockholder, or the beneficiary of a brokerage agreement or analogous instrument, complies with the requirements of article Five, the articles in Title III and following of the Bylaws; or that it is a case of credit institutions acting as fiduciaries of the trust or trusts established by the Company for the benefit of its employees or the employees of its subsidiaries or for altruistic purposes, or of credit institutions acting as trustees of a neutral investment trust established by the Company and to which the Company’s shares have been contributed as an underlying asset in order to undertake stock issuances in Mexico or abroad. If the conditions of point (ii) of this paragraph are not met, the person in question shall not have a right to participate in the meeting, and as a result may not exercise the corporate rights that pertain to the

Shares and the provisions of articles Fifteen, Eleven, and Twenty-two of the bylaws shall be applicable.

The deposit of shares with the Company and the proof of compliance with the requirements in terms of nationality cited in the preceding paragraph shall be made at least five days before the day indicated for the meeting. An admission ticket to the meeting will be given in exchange for the shares deposited, which shall state the number and class of shares it covers, the name of the stockholder and the number of votes that pertain to him. If the deposit is made in a credit institution, the respective documentation shall also be presented to the company at least five days in advance of the date indicated for the meeting, against which the admission ticket to the meeting shall be delivered. The shares and documentation provided shall be returned after the meeting is held, against delivery of such voucher as has been issued.

Persons who appear on behalf of stockholders at the meeting, may prove their agency through a power of attorney granted on forms provided by the Company. In accordance with the bylaws, the referenced forms will contain, among other items, the following requirements (with defined terms used in accordance with the meaning given to them in the Bylaws of the Company):

(1)	State the name of the Company in a prominent manner, as well as the respective agenda;
(2)	Provide space for the instructions indicated by the grantor for exercising the power of attorney;
(3)

Declaration as to whether the stockholder and/or spouse or concubine, or any relative by blood, affinity or in-law up to the fourth degree, or a Person Controlled by the stockholder or by any of aforementioned Persons, is a Competitor of the Company or of any Subsidiary or Affiliate;

(4)

Declaration as to whether the said holder of Shares and/or spouse or concubine, or any relative by blood, affinity or in-law up to the fourth degree, or a Person Controlled by the stockholder or by any of the aforementioned Persons, is/are the owner(s) or beneficiary(ies) as of that date directly or indirectly of Shares (i) equal to or greater than 5% (five percent), (ii) a multiple of 5% (five percent) or more of the total shares issued by the Company, or (iii) direct or indirect holders or beneficiaries of any kind of rights of any kind or of Restrictive Agreements with respect to the Shares of the Company represented in the percentage;

(5)

Declaration as to whether any Related Person to the stockholder is a holder of Shares or has rights over Shares: (i) equal to or greater than 5% (five percent), (ii) to a multiple of 5% (five percent) or more of the total Shares issued by the Company, or (iii) are direct or indirect holders or beneficiaries of any kind of rights of any kind or of Restrictive Agreements with respect to the Shares of the Company represented in the percentage;

(6)

Declaration of the nationality of the stockholder or of the beneficiary of the securities intermediation contract or respective analogous mechanism, and in the case of a legal person specify their nationality, and whether such legal person has a foreigner-exclusion clause in its Bylaws, as well as the identity and the nationality of the persons that Control the legal person; and

(7)	The falsity or omission of the information contained on the form shall result in nullification of the votes cast by the stockholder.

As of the date of publication of this meeting call, the form mentioned, as well as information and documents related to the Agenda will be available immediately and at no cost to stockholders, as well as to the stock market intermediaries which represent stockholders, through S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores. The form, the information, and the documents may also be requested at the office of the Secretary of the Board of Directors of the Company, Minería 145, Building G, 2nd floor, Colonia Escandón, C.P. 11800, Mexico City from Monday through Friday, from 9:00am to 2:00pm and from 4:00pm to 6:00pm.

This communication does not constitute an offer of securities for sale in the United States. The securities described herein may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933.

Mexico City, August 13, 2007

Bernardo Quintana

Chairman of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:August 14, 2007

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Chief Executive Officer